Mail Stop 3561

April 6, 2010

Via U.S. Mail and Facsimile (949) 823-5125

Andrew F. Puzder
Chief Executive Officer
CKE Restaurants, Inc.
6307 Carpinteria Avenue, Suite A
Carpinteria, CA 93013

Re: **CKE Restaurants, Inc.**
          Preliminary Proxy on Schedule 14A
          Filed March 19, 2010

          Form 10-K for the fiscal year ended January 25, 2010
          Filed March 25, 2010
          File No. 001-11313

Dear Mr. Puzder:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise what consideration you have given to the applicability of Rule 13e-3 to this transaction. We note in this regard disclosure on page 45 stating that discussions have occurred and that it is "likely" that some members of CKE management could serve in management positions with Parent or could purchase or participate in the equity of Parent. While we acknowledge that disclosure suggests the compensation arrangements are not yet finalized, nevertheless such arrangements could result in potential application of the Rule.

Interests of Certain Persons in the Merger, page 5

2. Please revise, to the extent practicable, to include quantified amounts for each of the bullets in this section.

Solicitation of Proxies, page 22

3. We note that proxies may be solicited in person, by telephone, or by other electronic means including by internet and facsimile. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Background of the Merger, page 23

4. Please revise the last sentence of the second full paragraph on page 29 to explain the material contingencies concern that required letting senior management discuss equity rollover and compensation arrangements with THL.

Reasons for the Merger, page 31

5. We note your disclosure in the fourth bullet of the Board's belief that the merger is more favorable to stockholders than the alternatives. Please revise to discuss any alternatives you considered to the merger.

Opinion of Financial Advisor, page 34

6. Please send us a copy of the board book and any other materials prepared by UBS in connection with the fairness opinion. Also, provide us with a copy of the engagement letter.

7. Please revise the discussion of the various analyses used by UBS so that the recipients of the proxy statement can understand exactly what each analysis indicates. As a general matter, for each analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how this analysis supports a conclusion that the transaction is fair.

8. Please disclose the criteria used to determine the comparable transactions used for the analysis. Tell us whether any additional transactions that fit the criteria were not used and why not.

Certain Company Forecasts, page 39

9. Please delete the first sentence of the last paragraph on this page.

Explanatory Note Regarding the Merger Agreement, page 49

10. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information. Accordingly, please remove language in this paragraph which states that representations and warranties "in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the merger agreement." The company's obligation to consider whether additional disclosure is necessary in order to make the statements not misleading applies to representations and warranties as contained in the agreement included as an annex to the proxy statement.

Form 10-K

Litigation Related to the Proposed Merger, page 17

11. Please provide us with copies of the complaints for each of the six actions discussed.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact J. Nolan McWilliams at (202)551-3217 or me at (202) 551-3750 with any questions.

Regards,

Max A. Webb
Assistant Director